

February 8, 2022   TSX | NYSE | LSE: WPM
Vancouver, British Columbia

WHEATON PRECIOUS METALS ANNOUNCES THE ACQUISITION OF A GOLD STREAM FROM SABINA'S GOOSE PROJECT

Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce that it has entered into a definitive Precious Metal Purchase Agreement (the "Agreement") with Sabina Gold & Silver Corp. ("Sabina") (TSX: SBB) in respect to the Goose Project, part of Sabina's 100% owned Back River Gold District located in Nunavut, Canada (the "Goose Project"). The Goose Project is forecast to be a high margin mine in the lowest half of the gold cost curve with a 15-year mine life[1].

"The Goose Project in the Back River Gold District in Nunavut provides Wheaton with an exceptional opportunity to expand our portfolio into one of Canada's strongest and fastest-growing mining jurisdictions," said Randy Smallwood, Wheaton's President and Chief Executive Officer. "Underscored by a respectful development approach and calculated de-risking through sound environmental and social responsibility mandates, we are proud to partner with Sabina on the advancement of this project."

TRANSACTION DETAILS

- **Upfront Payment:** Wheaton will pay Sabina an upfront payment of US$125 million in four equal installments during construction of the Goose Project, subject to customary conditions.

- **Streamed Metal:** Wheaton will be entitled to receive 4.15% of the payable gold production from the Mine dropping to 2.15% of the payable gold production from the Mine after delivery of 130,000 ounces of gold and dropping to 1.5% of the payable gold production from the Mine after delivery of 200,000 ounces of gold.

- **Production Profile[1]:** With a fixed payable rate of 99.98%, attributable gold production is forecast to average 11.7 koz per year for the first five full years of production, and 10.7 koz per year for the first ten full years. Sabina is finalizing its 2022 work program and expects production to commence in the first quarter of 2025.

- **Production Payments:** Wheaton will make ongoing production payments for gold ounces delivered equal to 18% of the spot gold price until the value of gold delivered less the cumulative production payments is equal to the upfront consideration of US$125 million, at which point the production payment will increase to 22% of the spot gold price.

- **Incremental Reserves and Resources[2]:** The addition of the Goose Project will increase Wheaton's estimated Proven and Probable gold reserves by 0.14 Moz, Measured and Indicated gold resources by 0.03 Moz and Inferred gold resources by 0.04 Moz. Significant exploration upside potential exists within the Goose Project with over 4 km of untested plunge length to be explored within over 15,000 hectares of mineral claims and leases.

- **Community Investment Support:** As part of the Agreement, Sabina is eligible for additional community support through Wheaton's Partner CSR Program which provides financial support for its mining partners' economic, environmental and social initiatives within the communities that are directly influenced by the mines.

▪ **Other Considerations:**

o Wheaton has a right of first refusal on any future streaming agreement, royalty agreement or similar transaction entered into by Sabina or any of its affiliates relating to production of any precious metal from the Goose Project.

o Security provided in respect of the Agreement will be subordinate to project debt and other customary permitted liens, and pari passu with certain other debt.

o Under certain circumstances, Sabina has the option of deferring delivery of gold ounces to Wheaton if the average market price of gold falls below US$1,500 per ounce during a period of at least 180 days.

o Until the Agreement parameters are met, Sabina has a one-time option to repurchase 33% of the gold stream on a change in control for an amount ensuring a fixed internal rate of return to Wheaton.

o Wheaton also intends to provide up to US$20M in equity to Sabina, subject to remaining below 10% of the outstanding shares of Sabina.

INCREASE TO WHEATON'S LONG-TERM GUIDANCE

As a result of the Agreement and the forecast addition of attributable production from the Goose Project, Wheaton is increasing its ten-year production guidance to 910,000 gold equivalent ounces[3] ("GEOs") from 900,000 GEOs. 2022 and five-year guidance remain unchanged at 700,000 to 760,000 GEOs in 2022 and 850,000 GEOs on average for the next five years.

FINANCING THE TRANSACTION

The Upfront Payment will be paid over the construction of the Goose Project, coinciding with the start of construction. As at September 30, 2021, the Company had approximately US$372 million of cash on hand, when combined with the liquidity provided by the available credit under the $2 billion revolving term loan and ongoing operating cash flows, positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

ABOUT SABINA AND THE GOOSE PROJECT

Sabina Gold & Silver Corp. is an emerging precious metals company with district scale, advanced, high grade gold assets in Nunavut, Canada.

The Goose Project is the first mine Sabina is advancing in its 100%-owned Back River Gold District, which is an 80km long belt with a series of gold deposits in banded iron formation, located in southwestern Nunavut, Canada, approximately 520 km northeast of Yellowknife. The Goose Project is an advanced and fully permitted project with social license in hand. Pre-development activities have begun with the Project's Port Facility and winter ice road being completed as well as major earth works at the Goose Project site.

Attributable Gold Mineral Reserves and Mineral Resources – Goose Project

Category	Tonnage Mt	Grade Au g/t	Contained Au Moz
Proven	0.3	5.54	0.06
Probable	0.4	6.29	0.09
P&P	0.8	5.97	0.14
Measured	0.04	4.94	0.01
Indicated	0.1	5.18	0.02
M&I	0.2	5.13	0.03
Inferred	0.2	6.64	0.04

Notes on Mineral Reserves & Mineral Resources:
1. All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects ("NI 43-101").
2. Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes ("Mt"), grams per metric tonne ("g/t") and millions of ounces ("Moz").
3. Qualified persons ("QPs"), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:
    a. Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); and
    b. Ryan Ulansky, M.A.Sc., P.Eng. (Vice President, Engineering),
   both employees of the Company (the "Company's QPs").
4. The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. Sabina report Mineral Resources inclusive of Mineral Reserves. The Company's QPs have made the exclusive Mineral Resource estimates for the mine based on average mine recoveries and dilution.
5. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.
6. Goose Project Mineral Reserves are reported as of January 15, 2021 and Mineral Resources as of December 31, 2020.
7. Goose Project Mineral Reserves are reported above the following undiluted gold cut-off grades assuming a gold price of $1,500 per ounce:
    a. Umwelt – 1.72 grams per tonne for open pit and 3.9 grams per tonne for underground
    b. Llama – 1.74 grams per tonne for open pit and 4.1 grams per tonne for underground
    c. Goose Main – 1.70 grams per tonne for open pit and 4.1 grams per tonne for underground
    d. Echo – 1.60 grams per tonne for open pit and 3.5 grams per tonne for underground
8. Goose Project Mineral Resources are reported above a gold cut-off of 1.4 grams per tonne for open pit and 3.0 grams per tonne for underground for all deposits, assuming a gold price of $1,550 per ounce.
9. The Goose PMPA provides that Sabina will deliver 4.15% of the payable gold production, dropping to 2.15% after delivery of 130,000 ounces of gold and dropping to 1.5% after delivery of 200,000 ounces of gold. Attributable gold reserves and resources have been calculated on the 4.15% / 2.15% / 1.5% basis.

Neil Burns, P.Geo., Vice President, Technical Services for Wheaton Precious Metals and Ryan Ulansky, P.Eng., Vice President, Engineering, are a "qualified person" as such term is defined under National Instrument 43-101, and have reviewed and approved the technical information disclosed in this news release (specifically Mr. Burns has reviewed mineral resource estimates and Mr. Ulansky has reviewed the mineral reserve estimates).

Patrick Drouin
Investor Relations
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com

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1) Please see "Cautionary Note Regarding Forward Looking-Statements" at the end of this news release for material risks, assumptions, and important disclosure associated with this information. Based on report entitled "National Instrument (NI) 43-101 Technical Report: 2021 Updated Feasibility Study for the Goose Project at the Back River Gold District, Nunavut, Canada" with an effective date of January 15, 2021. Production forecasts contain forward looking information and readers are cautioned that actual outcomes may vary. S&P data set for 2024 projected global cost curves.
2) Please refer to the Attributable Mineral Reserves & Mineral Resources table in this news release for full disclosure of reserves and resources associated with the Santo Domingo project including accompanying footnotes.
3) Gold equivalent forecast production for 2022 and the longer term outlook are based on the following updated commodity price assumptions: $1,800 per ounce gold, $24 per ounce silver, $2,100 per ounce palladium, $1,000 per ounce of platinum and $33.00 per pound cobalt. For complete details regarding Wheaton's production guidance, refer to Wheaton's news release dated February 7, 2022, titled "Wheaton Precious Metals Meets 2021 Production Guidance and Forecasts 20% Long-Term Growth."

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton's precious metals purchase agreement ("PMPA") counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the payment by Wheaton of US$125 million to Sabina and the satisfaction of each party's obligations in accordance with the Agreement, the future price of commodities, the impact of epidemics (including the COVID-19 virus pandemic), including the potential heightening of other risks, the estimation of future production from mineral stream interests owned by Wheaton (the "Mining Operations") (including in the estimation of production, mill throughput, grades, recoveries and exploration potential), the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations, the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton's PMPA counterparties at Mining Operations, the ability of Wheaton's PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton's PMPA counterparties) and the potential impacts of such on Wheaton, the costs of future production, the estimation of produced but not yet delivered ounces, any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs, future payments by the Company in accordance with PMPAs, including any acceleration of payments, projected increases to Wheaton's production and cash flow profile, projected changes to Wheaton's production mix, the ability of Wheaton's PMPA counterparties to comply with the terms of any other obligations under agreements with the Company, the ability to sell precious metals and cobalt production, confidence in the Company's business structure, the Company's assessment of taxes payable and the impact of the Canada Revenue Agency ("CRA") Settlement for years subsequent to 2010, possible audits for taxation years subsequent to 2015, the Company's intention to file future tax returns in a manner consistent with the CRA Settlement, and assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including (without limitation) risks associated with the satisfaction of each party's obligations in accordance with the terms of the Agreement, fluctuations in the price of commodities (including Wheaton's ability to sell its precious metals or cobalt production at acceptable prices or at all), the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined), the absence of control over the Mining Operations and relying on the accuracy of the public disclosure and other information Wheaton receives from the Mining Operations, uncertainty in the estimation of production from Mining Operations, uncertainty in the accuracy of mineral reserve and mineral resource estimation, the ability of each party to satisfy their obligations in accordance with the terms of the PMPAs, the estimation of future production from Mining Operations, Wheaton's interpretation of, compliance with or application of, tax laws and regulations or accounting policies and rules being found to be incorrect, any challenge or reassessment by the CRA of the Company's tax filings being successful and the potential negative impact to the Company's previous and future tax filings, assessing the impact of the CRA Settlement for years subsequent to 2010 (including whether there will be any material change in the Company's facts or change in law or jurisprudence), potential implementation of a 15% global minimum tax, counterparty credit and liquidity, mine operator concentration, indebtedness and guarantees, hedging, competition, claims and legal proceedings against Wheaton or the Mining Operations, security over underlying assets, governmental regulations, international operations of Wheaton and the Mining Operations, exploration, development, operations, expansions and improvements at the Mining Operations, environmental regulations and climate change, Wheaton and the Mining Operations ability to obtain and maintain necessary licenses, permits, approvals and rulings, Wheaton and the Mining Operations ability to comply with applicable laws, regulations and permitting requirements, lack of suitable infrastructure and employees to support the Mining Operations, inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries), uncertainties of title and indigenous rights with respect to the Mining Operations, Wheaton and the Mining Operations ability to obtain adequate financing, the Mining Operations ability to complete permitting, construction, development and expansion, global financial conditions, and other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton's Form 40-F for the year ended December 31, 2020 and Form 6-K filed March 11, 2021 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. and available on EDGAR (the "Disclosure"). Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation): the payment of US$125 million to Sabina and the satisfaction of each party's obligations in accordance with the terms of the Agreement, that there will be no material adverse change in the market price of commodities, that the Mining Operations will continue to operate and the mining projects will be completed and achieve their stated production estimates, that the mineral reserve and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate, that each party will satisfy their obligations in accordance with the PMPAs, that Wheaton will continue to be able to fund or obtain funding for outstanding commitments, that Wheaton will be able to source and obtain accretive PMPAs, that expectations regarding the resolution of legal and tax matters will be achieved (including ongoing class action litigation and CRA audits involving the Company), that Wheaton has properly considered the interpretation and application of Canadian tax law to its structure and operations, that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, that Wheaton's application of the CRA Settlement for years subsequent to 2010 is accurate (including the Company's assessment that there will be no material change in the Company's facts or change in law or jurisprudence for years subsequent to 2010), and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made, reflects Wheaton's management's current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton's Annual Information Form for the year ended December 31, 2020 and other continuous disclosure documents filed by Wheaton since January 1, 2021, available on SEDAR at www.sedar.com. Wheaton's Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations. The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). These amendments became effective February 25, 2019 (the "SEC Modernization Rules") with compliance required for the first fiscal year beginning on or after January 1, 2021. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants included in SEC Industry Guide 7 will be rescinded and replaced with disclosure requirements in subpart 1300 of SEC Regulation S-K. Following the transition period, as a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101. As a result of the adoption of the SEC Modernization Rules, the SEC will recognize estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding definitions under the CIM Definition Standards that are required under NI 43-101. However, while the above terms are "substantially similar" to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules. Accordingly, information contained herein that describes Wheaton's mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton's Form 40-F, a copy of which may be obtained from Wheaton or from https://www.sec.gov/edgar.shtml.